Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 24 - 2006

SEPTEMBER 7, 2006
FOR IMMEDIATE RELEASE

ADDITIONAL ENCOURAGING RESULTS FROM DEFINTION DRILLING AT
CASA BERARDI - ON SCHEDULE FOR NOVEMBER START UP

Aurizon Mines Ltd.(TSX:ARZ; AMEX:AZK) is pleased to present additional results from the ongoing definition drilling on Zone 113 and a progress report on development activities at its 100 percent owned Casa Berardi Gold Project located in north-western Quebec, Canada.

“The completion of definition drilling of Zone 113, along two additional levels, confirms that the initial gold production from Casa Berardi should exceed that outlined in the current mine plan.” said David Hall, President and CEO of Aurizon. “Casa Berardi remains on schedule and on budget to commence gold production in approximately 10 weeks’ time, despite unscheduled interruptions and distractions.  We anticipate that Aurizon shareholders will benefit not only from strong gold prices, but also from higher initial gold production.  Aurizon is poised to realize the re-rating associated with producing companies.”

Five underground rigs (two for exploration and three for definition) and two surface exploration rigs are currently active on site. Additional drill results are expected shortly.

Definition drill program on Zone 113 between 650-720 metre levels

Additional definition drilling performed between the 650 and 720 metre levels covered the area where the initial stope development will occur.  Fifty (50) infill and definition holes have previously been reported within this area and fifty seven (57) additional definition holes have now been completed from the 670 (1 hole), 690 (34 holes) and 710 (22 holes) metre levels . Best results are as follows.

Definition Hole #	Gold Ounces per ton	Gold Grams per tonne	Thickness (metres)	Definition Hole #	Gold Ounces per ton	Gold Grams per tonne	Thickness (metres)
690-10	0.31	10.7	7.7	710-01	0.89	30.7	2.9
690-13	0.62	21.4	9.0	710-07	0.60	20.8	6.5
690-21	0.46	15.7	7.5	710-09	0.46	15.7	15.1
690-22	0.37	12.7	26.0	710-10	0.99	34.0	12.4
690-24	0.34	11.5	7.5	710-11	0.97	33.4	14.5
690-25	0.29	10.1	12.1	710-12	0.69	23.7	4.2
690-26	0.46	15.9	16.5	710-13	0.25	8.7	17.5
690-28	0.19	6.5	21.3	710-18	0.62	21.4	21.0
690-29	1.51	52.1	2.3
690-31	0.28	9.7	22.2
690-32	0.22	7.7	12.5
690-33	0.20	6.8	21.0

Missing numbers in the sequence are shown on the sketch attached to this press release, which shows all holes drilled in this area of Zone 113.

AURIZON MINES LTD.
ADDITIONAL ENCOURAGING RESULTS FROM DEFINTION DRILLING AT
CASA BERARDI - ON SCHEDULE FOR NOVEMBER START UP

SEPTEMBER 7, 2006
2

A high grade core of Zone 113 plunges steeply to the east as shown on the sketch.   An updated mineral reserve estimate should be completed during the fourth quarter, 2006.

Information from the definition drilling is being used to outline the precise ore stope dimensions. Footwall drifts, which are set 20 metres apart, are being used as the collar locations of the current drill program.

Progress Report on Casa Berardi Development

-

Start up of commercial production remains on target for early November, 2006.

-

Over 400 people are currently active on site.

-

Shaft sinking: Completed and has reached the shaft bottom at the 760 metre elevation. Related underground infrastructure is anticipated be completed early in the fourth quarter, 2006.  Shaft access has been completed on the 280, 550 and 690 metre levels.

-

Ramp access: Completed and has reached the 730 metre level, which is the depth required for initial production.

-

Drift access development: Completed on four of the five required access drifts, and the fifth access drift, on the 730 metre level, is substantially complete.  Construction of draw points is underway on the 650, 670 and 690 metre levels, and will be initiated on the 710 and 730 metre levels by the end of this month.

-

Construction of a rockfill network: In progress.  Modification to the existing cement plant and construction of the rockfill dump station should be completed this quarter. Underground drilling of the slurry distribution holes and development of the fill raises are currently underway from the 690 metre level to the surface. In addition, the fill raise collar has been completed ahead of schedule.

-

Raise development: A ventilation raise from the 690 metre level to the 550 metre level is on schedule, and development of the main ore/waste pass system is in progress.

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Underground infrastructure: Rock breaker, grizzly, ore chute, shaft bottom infrastructure on the 690 metre level is under construction.  The dewatering system will be initiated next quarter. Lunch room, powder and cap magazines have all been completed.

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Definition drilling: Completed between the 650 and 720 metre levels in Zone 113. Drilling is continuing from the newly developed 730 metre level and within the Lower Inter Zone. In addition, rehabilitation and stope preparation of the NW Zone commenced early in the third quarter.

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Mill rehabilitation and modification: Substantially complete on the crushing, grinding, gravity and leach circuits. Reagents and critical parts have been secured.

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Electrical power: New power line to the West Mine, modification to the existing main substation, and underground distribution for the new infrastructure are substantially complete.

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Mobile equipment: Rebuilding, purchases and/or lease of mobile equipment is underway. All mobile equipment should be operational by the end of the third quarter, ahead of schedule.

The foregoing information was prepared under the supervision of Michel Gilbert, Vice President of Aurizon, and a qualified person under National Instrument 43-101.

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed on site and check assays are carried out by ALS Chemex of Val D’Or, Quebec.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Superintendent Mining Geology, an appropriately qualified person as defined by National Instrument 43-101.

AURIZON MINES LTD.
ADDITIONAL ENCOURAGING RESULTS FROM DEFINTION DRILLING AT
CASA BERARDI - ON SCHEDULE FOR NOVEMBER START UP

SEPTEMBER 7, 2006
3

Additional Information

Two sketches are attached showing the definition drilling on Zone 113 and the underground development.  All other information previously released on the Casa Berardi Project, including the National Instrument 43-101 updated Feasibility Study prepared by Roscoe Postle & Associates Inc. dated October 26, 2005, is available on the Aurizon website at www.aurizon.com and www.sedar.com.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release  may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

6.6/34.5
16.2/21.7
11200E
3.0/3.9
11300E
16.0/5.1
15.6/3.4
8.4/2.3
7.1/44.2
4.1/22.3
8.5/31.8
5.2/5.9
9.4/4.0
8.8/3.5
4.6/16.5
8.7/29.8
8.9/33.5
8.6/20.7
5.3/5.4
5.3/11.1
9.6/4.1
22.0/6.2
4.7/1.5
2.7/3.9
2.0/12.3
8.2/22.9
11.2/12.2
3.0/9.8
9.4/38.8
12.9/17.4
-650m
4.4/27.0
3.1/17.7
5.4/39.1
11.2/15.4
4.6/6.2
30.9/2.0
4350m
N.S.
8.8/42.0
23.5/7.8
24.4/18.4
5.4/7.9
6.8/6.5
8.9/5.2
8.8/5.2
1.1/12.1
9.2/13.6
33.2/7.8
3.7/10.2
8.2/43.5
6.8/9.4
1.4/0.4
14.2/27.5
4.4/6.7
6.6/27.9
19.7/19.5
23.1/19.7
15.4/10.0
18.1/10.7
4.9/9.1
5.7/8.3
17.0/7.7
12.2/5.3
4.5/1.6
1.7/12.9
3.8/15.4
12.0/35.0
22.1/13.6
5.8/11.9
10.1/8.2
N.S.
4.9/5.2
670 Lev.
6.3/25.6
N.S.
N.S.
N.S.
3.4/3.2
1.9/5.3
11.3/36.5
12.9/23.0
5.2/32.9
2.3/6.4
2.0/6.8
7.8/38.6
0.4/3.9
12.7/24.2
21.9/25.2
7.7/10.3
9.1/27.6
26.1/10.5
38.6/11.7
4.3/13.2
13.2/2.4
13.6/7.2
12.6/15.5
13.7/4.2
N.S.
N.S.
1.2/7.5
15.2/35.8
11.3/11.8
7.9/11.3
26.1/13.5
28.3/12.6
45.8/12.7
16.6/10.5
N.S.
3.1/29.2
N.S.
690 Lev.
3.0/7.8
21.4/9.0
13.9/2.6
N.S.
1.2/6.1
6.8/21.0
9.7/22.2
5.7/16.2
2.2/8.5
10.1/12.1
5.4/6.4
15.7/7.5
23.0/16.0
4.6/5.4
4.9/4.0
23.9/6.4
8.5/0.5
1.2/5.5
11.3/11.8
15.7/25.0
4.0/18.4
5.6/8.8
7.7/12.5
-700m
N.S.
3.6/11.8
5.5/9.6
6.5/21.3
52.1/2.3
11.5/7.3
12.7/26.0
25.7/12.9
10.7/7.7
6.6/9.5
7.3/4.6
4300m
N.S.
2.0/8.3
15.9/16.5
14.9/11.1
710 Lev.
4.1/7.5
3.2/25.8
3.8/21.8
8.7/17.5
3.3/5.0
33.4/14.5
15.7/15.1
20.8/6.5
9.9/7.6
30.7/2.9
N.S.
2.9/5.8
21.4/21.0
5.2/8.0
5.6/11.2
7.5/0.7
23.7/4.2
34.0/12.4
5.0/6.8
3.7/4.2
12.1/4.3
8.8/22.8
730 Lev.
35.8/22.8
5.7/17.2
Previous Infill Drilling From 550m Level
Previous Definition Drilling Reported From Foot Wall Drift
New Definition Drilling Reported From Foot Wall Drift
High Grade Zones - Metal Factor (grams x metres) > 100
8.4/7.1 = gold grams per tonne / metres

Zone 113
Definition Drilling
0
200m

AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC

113 High Grade Core Definition Drilling

September 7, 2006

Reference: News Release Issue No. 24-2006